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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: May 31, 2006

TVSL S.A. In Liquidation
(formerly SBS Broadcasting S.A.)
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2006

TVSL S.A. IN LIQUIDATION
By:	/s/ CHRISTIAN BILLON
Name:	Christian Billon
Title:	Manager, TVSL Liquidation S.à r.l.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Shareholders' Circular for TVSL S.A. In Liquidation, dated May 31, 2006 for the Extraordinary General Meetings of Shareholders to be held on June 30, 2006

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SIGNATURES
EXHIBIT INDEX